UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PHARSIGHT CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

71721Q101
(CUSIP Number)

Amish Mehta
Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000

Copy to:
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone:  (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 15 Pages

CUSIP No. 71721Q101	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL PARTNERS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS ALEXANDER R. SLUSKY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS TRIPOS (DE), INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS TRIPOS INTERNATIONAL COOPERATIVE UA I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

CUSIP No. 71721Q101	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LTD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,151,200 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 Beneficial ownership of Pharsight Corporation (“Issuer”) common stock referred to herein is being reported solely because the Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,200 shares of the Issuer’s common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 33.2% of the outstanding Issuer common stock based upon 9,483,913 shares of the Issuer’s common stock outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation).

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Pharsight Corporation, a Delaware corporation (“Issuer”).  The principal executive office of Issuer is located at 321 E. Evelyn Avenue, 3rd Floor, Mountain View, CA 94041.

Item 2.  Identity and Background.

(a)  This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), (ii) Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC,” and together with VC III LP, “Vector”), (iii) Alexander R. Slusky, an individual (“Mr. Slusky”), (iv) Tripos (DE), Inc., a Delaware corporation (“Tripos DE”), (v) Tripos International Cooperative UA, a Netherlands partnership (“Tripos Co-op”), (vi) Tripos (Cayman) LP, a Cayman Islands limited partnership (“Tripos Cayman LP”) and (vii) Tripos (Cayman) Ltd., a Cayman Islands limited company (“Tripos Cayman,” and collectively with Tripos DE, Tripos Co-Op and Tripos Cayman LP, “Tripos”). Tripos DE is a wholly owned subsidiary of Tripos Co-Op which in turn is a wholly owned subsidiary of Tripos Cayman LP. Tripos Cayman is the sole General Partner of Tripos Cayman LP.  VC III LP is the sole Member of Tripos Cayman LP and Tripos Cayman. VCP III LLC is the sole General Partner of VC III LP. Mr. Slusky is the Managing Member of VCP III LLC. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Tripos DE is set forth on Schedule A.

(b)  The business address for Mr. Slusky and Vector is 456 Montgomery Street, 19th Floor, San Francisco, California 94104. The business address for Tripos is 1699 South Hanley Road, St. Louis, MO 63144.

(c)  The business of Tripos is to provide products and services to pharmaceutical companies and research facilities to accelerate the identification and optimization of new compounds that have the potential to become drug products. The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Vector.

(d)  During the last five years, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding.

(e)  During the last five years, none of the Reporting Persons , or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Slusky is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 8, 2008, Issuer, Tripos DE and Pearson Merger Corporation, a Delaware corporation and wholly owned subsidiary of Tripos DE (“Pearson Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Pearson Merger Sub will merge with and into Issuer (the “Merger”), Pearson Merger Sub’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Tripos DE.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Tripos DE entered into a voting agreement with each of:

•	Shawn M. O’Connor

Page 9 of 15 Pages

•	Arthur H. Reidel
•	Howard B. Rosen
•	John J. Schickling
•	William Frederick
•	James Hayden
•	Mark Hovde
•	Daniel Weiner
•	John Murphy
•	Dean O. Morton
•	Dean and Lavon Morton Trust
•	MDLC Partners, L.P.
•	Douglas E. Kelly, M.D.
•	Asset Management Associates 1996, L.P.
•	Alloy Partners 2000, L.P.
•	Alloy Ventures 2000, L.P.
•	Alloy Corporate 2000, L.P.
•	Alloy Investors 2000, L.P.

(each a “Stockholder”), dated as of the date of the Merger Agreement (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has agreed to vote in favor of the adoption and approval of the Merger Agreement and has granted to Tripos DE an irrevocable proxy to vote or exercise its right to consent with respect to all Shares that each Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement and any action required in furtherance thereof at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement, or such other required actions, are submitted for the consideration and vote of the stockholders of the Issuer.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements.  The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  Copies of the Merger Agreement, listed as Exhibit 2 hereto, and the form of the Voting Agreement, listed as Exhibit 3 hereto, are incorporated by reference to Exhibit 2.1 and Exhibit 99.1, respectively, of Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008.

Item 4.  Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements among Tripos DE and each of the Stockholders party thereto in connection with the Merger and the related Merger Agreement.

Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Tripos DE and (ii) each Share will be converted into the right to receive $5.50 in cash, subject to certain exceptions more fully described in the Merger Agreement.  In addition, options to acquire Shares outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be vested in full (where such options are subject to vesting requirements), cancelled and automatically converted into the right to receive an amount of cash equal to the excess, if any, of $5.50 over the per share exercise price for each such option.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) James Hopkins and John D. Yingling, the directors of Pearson Merger Sub, will serve as the directors of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Pearson Merger Sub immediately prior to the effective time of the Merger will be the officers of Issuer until successors are

Page 10 of 15 Pages

duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Pearson Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.

Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)     Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Voting Agreements, the Reporting Persons may be deemed to have the power to vote up to 3,151,220 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 3,151,220 Shares.  All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 33.2% of the issued and outstanding Shares as of August 29, 2008 (as represented by Issuer in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons, none of the Reporting Persons beneficially owns any Shares.

(c)     Except for the agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)     Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Page 11 of 15 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Agreement of Joint Filing among the Reporting Persons.

Exhibit 2
Agreement and Plan of Merger, dated September 8, 2008, by and among Tripos (DE), Inc., Pearson Merger Corporation and Pharsight Corporation (incorporated by reference to Exhibit 2.1 to Pharsight Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008)

Exhibit 3
Form of Voting Agreement between Tripos (DE), Inc. and each of the Stockholders party thereto, dated September 8, 2008 (incorporated by reference to Exhibit 2.1 to Pharsight Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008)

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2008	VECTOR CAPITAL III, L.P.

	By:	Vector Capital Partners III, L.L.C., is General Partner
	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

TRIPOS (DE), INC.

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Treasurer

TRIPOS INTERNATIONAL COOPERATIVE UA

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Director

TRIPOS (CAYMAN) LP

	By:	Tripos (Cayman) Ltd, is General Partner

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

TRIPOS (CAYMAN) LTD

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

Page 13 of 15 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TRIPOS (DE), INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Tripos (DE), Inc., are set forth below.

The business address for the directors is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.  The business address for the executive officers is 1699 South Hanley Road, St. Louis, MO 6314.  Each occupation set forth opposite a director’s name refers to Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds.  Each occupation set forth opposite an executive officer’s name refers to Tripos (DE), Inc.  All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation
Directors
Alex Slusky	Managing Partner
Chris Nicholson	Partner
Amish Mehta	Partner
Dewey Chambers	Chief Financial Officer

Name	Present Principal Occupation
Executive Officers
James Hopkins	President
John D. Yingling	CFO
James H. Munn
Secretary (primary occupation: Secretary, Tripos International Spain S.L. – Zweigneiderlassung Deutschland (“Tripos Spain”); business address:  Martin-Kollar-Strasse 17, Munich, D-81829 Germany; principal business of Tripos Spain: same as Tripos (DE), Inc.; address of Tripos Spain: Calle Ercilla 25, 1st Floor, Bilbao, Spain 48011)

Page 14 of 15 Pages

SCHEDULE B

Stockholder	Shares Owned	Options Owned	Warrants Owned

Daniel Weiner	301,33	178,331
John E. Murphy		85,000
Arthur H. Reidel	308,783	50,165
Howard B. Rosen		46,832
John J. Schickling		40,166
Shawn M. O’Connor		456,664
William Frederick		136,664
James Hayden		131,664
Mark Hovde		164,998
Dean O. Morton [1]	17,360		60,164
Dean and Lavon Morton Trust	13,333
MDLC Partners, L.P.	3,333
Douglas E. Kelly, M.D. [2]	2,523,744	28,497	302,440
Asset Management Associates 1996, L.P.	1,072,080
Alloy Partners 2000, L.P.	53,996		11,252
Alloy Ventures 2000, L.P.	1,053,770		219,538
Alloy Corporate 2000, L.P.	126,633		26,385
Alloy Investors 2000, L.P.	217,265		45,265

_______________
1. Mr. Morton’s total beneficial ownership amounts include (i) options held by Mr. Morton to purchase 60,164 shares of common stock, (ii) 694 shares of common stock, (iii) 3,333 shares held by MDLC Partners, L.P., and (iv) 13,333 shares held by the Dean and LaVon Morton Trust.

2. Dr. Kelly’s total beneficial ownership amounts include (i) options held by Dr. Kelly to purchase 28,497 shares of common stock, (ii) 1,072,080 shares of common stock held by Asset Management Associates 1996, L.P., (iii) 53,996 shares of common stock and a warrant to purchase 11,252 shares of common stock held by Alloy Partners 2000, L.P., (iv) 1,053,770 shares of common stock and a warrant to purchase 219,538 shares of common stock held by Allow Ventures 2000, L.P., (v) 126,633 shares of common stock and a warrant to purchase 26,385 shares of common stock held by Alloy Corporate 2000, L.P. and  (vi) 217,265 shares of common stock and a warrant to purchase 45,265 shares of common stock held by Alloy Investors 2000, L.P.

Page 15 of 15 Pages